

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 28, 2011

Mr. Roger Smith
Chief Financial Officer
Ur-Energy Incorporated
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re:** **Ur-Energy Incorporated**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response letter dated August 20, 2010**
> **Response letter dated November 4, 2010**
> **Response Letter dated December 17, 2010**
> **Response Letter dated January 18, 2011**
> **File No. 1-33905**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director